1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
JAMES CATANO james.catano@dechert.com +1 202 261 3376 Direct +1 202 261 3333 Fax

August 25, 2016

VIA EDGAR

Kathryn Sabo

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guardian Variable Products Trust

File Nos. 333-210205; 811-23148

Dear Ms. Sabo:

We are writing on behalf of Guardian Variable Products Trust (the “Registrant”) in response to comments that you provided to me via telephone conversation on August 24, 2016 with respect to Pre-Effective Amendment No. 3 under the Securities Act of 1933, as amended, and Amendment No. 3 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s registration statement on Form N-1A filed on August 24, 2016 (the “Registration Statement”). The Registration Statement was filed to register the following initial series of the Registrant: Guardian Diversified Research VIP Fund; Guardian Growth & Income VIP Fund; Guardian Integrated Research VIP Fund; Guardian International Growth VIP Fund; Guardian International Value VIP Fund; Guardian Large Cap Disciplined Growth VIP Fund; Guardian Large Cap Disciplined Value VIP Fund; Guardian Large Cap Fundamental Growth VIP Fund; Guardian Mid Cap Traditional Growth VIP Fund; Guardian Mid Cap Relative Value VIP Fund; and Guardian Core Plus Fixed Income VIP Fund.

For convenience, we have restated your comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meaning as in the Registration Statement.

Prospectus – Additional Information About the Funds

Comment 1: Please delete the term “generally” from the following sentence or otherwise revise the disclosure to state more definitively the Funds’ treatment of these investments or types of securities:

An investment or type of security specifically identified in the summary prospectus for a Fund generally reflects a principal investment for the Fund.

Kathryn Sabo
August 25, 2016

Response 1: The Registrant has incorporated this comment.

Statement of Additional Information – Additional Information Regarding Investment Strategies and Techniques of the Funds

Comment 2: Please delete the term “generally” from the following sentence or otherwise revise the disclosure to state more definitively a Fund’s treatment of these instruments, strategies, methods and techniques:

To the extent that a security or other instrument or strategy, method or technique discussed below is not described in the Prospectus, a Subadviser generally invests in such instrument or employs such strategy, method or technique as a non-principal investment strategy.

Response 2: The Registrant has incorporated this comment.

Comment 3: Please delete the term “generally” from the following sentence or otherwise revise the disclosure to state more definitively a Fund’s investments in the applicable instrument:

A Fund will generally enter into equity swaps on a net basis, which means that the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments.

Response 3: The Registrant has incorporated this comment.

Comment 4: Please delete the term “generally” from the following sentence:

Because U.S. laws and regulations generally prohibit trading in securities of issuers while in possession of material, non-public information, a Fund might be unable to trade securities or other instruments issued by the borrower when it would otherwise be advantageous to do so and, as such, could incur a loss.

Response 4: The Registrant has incorporated this comment.

Comment 5: Please clarify the use of the term “generally” in the following sentence:

Generally, a Fund will invest in mortgage-related (or other asset-backed) securities either (1) issued by U.S. government-sponsored corporations such as the Government National Mortgage

Kathryn Sabo
August 25, 2016

Association (“GNMA” or “Ginnie Mae”), Federal Home Loan Mortgage Corporation (“FHLMC” or “Freddie Mac”), and Federal National Mortgage Association (“FNMA” or “Fannie Mae”) (i.e., agency securities), or (2) privately issued securities rated Baa3 or better by Moody’s or BBB- or better by S&P or, if not rated, of comparable investment quality as determined by the Manager or a Subadviser.

Response 5: The Registrant has incorporated this comment.

Statement of Additional Information – Additional Information Regarding Fundamental Investment Restrictions

Comment 6: Please strike the exclusion of “municipal securities” from the explanation of the Funds’ fundamental investment restriction regarding concentration.

Response 6: The Registrant has incorporated this comment.

Statement of Additional Information – Other Expenses of the Trust

Comment 7: Please delete the term “generally” from the following sentence:

Generally, other Trust expenses shared by several Funds are allocated proportionately amongst those Funds in relation to the net assets of each Fund.

Response 7: The Registrant has incorporated this comment.

Representations

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kathryn Sabo
August 25, 2016

We believe that the foregoing has been responsive to your comments. Please contact the undersigned at (202) 261-3376 or james.catano@dechert.com if you wish to discuss this correspondence further.

Sincerely,

/s/ James V. Catano

James V. Catano

cc:	Richard T. Potter, The Guardian Life Insurance Company of America
Kathleen M. Moynihan, The Guardian Life Insurance Company of America
Jeffrey S. Puretz, Dechert LLP